

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Michael A. Kramarz
Chief Financial Officer
Oncologix Tech, Inc.
P.O. Box 8832
Grand Rapids, Michigan 49518

     Re: Oncologix Tech, Inc.
             Form 10-K for the fiscal year ended August 31, 2010
             Filed November 29, 2010
             File No. 000-15482

Dear Mr. Kramarz:

     We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K dated September 9, 2010 filed September 14, 2010

1.   We note that your Item 4.01 Form 8-K was incorrectly tagged under Item 9.01 when filed. Please amend your filing to change the Item Tag to Item 4.01. This will not change the filing date of the original 8-K. You may include an explanatory note indicating why you are amending the filing.

10-K for Fiscal Year Ended August 31, 2010

Item 9A. Controls and Procedures, page 18

2.   We do not see where you have disclosed management's conclusion on the effectiveness of your disclosure controls and procedures at August 31, 2010 as required by Item 307 of Regulation S-K. Please note that Item 307 of Regulation S-K is a separate requirement from the requirements of Item 308 of Regulation S-K. Item 307 of Regulation S-K requires you to disclose the conclusion of your principle executive and principle financial officers regarding the effectiveness of your disclosure controls and procedures based on their evaluation of your controls and procedures as of the end of the period covered by the report, while Item 308 of Regulation S-K requires you to provide management's annual report on internal control over financial reporting that is based on management's assessment of the effectiveness of the your internal control over financial reporting as of the end of the period covered by your Form 10-K. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, which in this instance is August 31, 2010. This comment also applies to Forms 10-Q for the periods ended November 30, 2009, February 28, 2010, May 31, 2010 and November 30, 2010.

3.   Although you disclose that you identified material weaknesses as part of your assessment of your internal control over financial reporting, we do not see where you have disclosed your management's conclusion on the effectiveness of your internal control over financial reporting. Please note that Item 308 (a)(3) of Regulation S-K requires you to disclose managements conclusion on the effectiveness of your internal control over financial reporting as of the end of the period covered by your Form 10-K, which in this instance is August 31, 2010. Please amend your Form 10-K to include a clear statement disclosing that your internal control over financial reporting was not effective as of August 31, 2010.

4.   Please revise this filing to disclose, as required by Item 308(c) of Regulation S-K, the changes that occurred in your internal control over financial reporting during the last fiscal quarter. Please be specific about each change and the reasons for which you undertook the change. Discuss whether the related material weakness has been remediated as a result of the changes you have made to date, or whether you expect to undertake further changes to your internal control over financial reporting that will completely remediate the material weakness. This comment also applies to Forms 10-Q for the periods ended November 30, 2009, February 28, 2010, May 31, 2010 and November 30, 2010.

Exhibit 31

5.   In future filings, including any amendments, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K. For example,

remove the title of the certifying officer from the first sentence, remove the name of the registrant from the same sentence, remove "(the "Report")" in item 1, include "and cash flows" after results of operations in item 3 and do not replace the word "registrant" with "the Company" throughout the certification. This comment also applies to your Form 10-Q for the quarterly period ended November 30, 2010.

Form 10-Q for the quarterly period ended November 30, 2010

ITEM 4. Controls and Procedures, page 25

6.   Please note that Item 4 of Form 10-Q only requires you to provide the information required by Item 307 of Regulation S-K, i.e., management's conclusion of the effectiveness of your controls and procedures, and Item 308(c) of Regulation S-K relating to changes in your internal controls over financial reporting during the quarter. We note the disclosure relating to your evaluation of the effectiveness of your internal controls over financial reporting as of the end of the quarter. Please tell us whether your management performed such an evaluation as of the end of the quarter. If you did not, please revise the filing to remove the disclosure. To the extent such an evaluation was performed, revise the section to clearly disclose your management's conclusion that your internal controls over financial reporting were not effective as of November 30, 2010. We note that material weaknesses were identified. This comment also applies to your Forms 10-Q for the periods ended November 30, 2009, February 28, 2010, and May 31, 2010.

7.   In addition, as noted in the comments issued on your Form 10-K, please revise the section to disclose management's conclusion of the effectiveness of your controls and procedures and any changes in your internal controls over financial reporting during the quarter. This comment also applies to your Forms 10-Q for the periods ended November 30, 2009, February 28, 2010, and May 31, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have any questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

"for" Jeff Jaramillo
Accounting Branch Chief